UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 14)*


                              EAGLE EXPLORATION COMPANY
          _________________________________________________________________
                                   (Name of Issuer)


                                    Common Shares
          _________________________________________________________________
                            (Title of Class of Securities


                                      269510103
                             ____________________________
                                    (CUSIP Number)


                                   Norman K. Brown
                                     801 Broadway
                                      Suite 808
                  Seattle, Washington  98122 (Phone: (206) 386-3380)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     May 16, 1997
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 13

          CUSIP NO. 269510103                                  Page 2 of 3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               a) Norman K. Brown, Trustee, Norman K. Brown Pension Plan #91-6159701

               b)   Norman K. Brown, ####-##-####

               c)   Norman K. Brown, Custodian for Carl S. Brown,
                    ####-##-####

               d)   Norman K. Brown, Custodian for Eric K. Brown,
                    ####-##-####


          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)___
               Not applicable.


          3.   SEC USE ONLY


          4.   SOURCE OF FUNDS*

               PF


          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

               Not applicable.


          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       329,641
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER


                         9.   SOLE DISPOSITIVE POWER


                         10.  SHARED DISPOSITIVE POWER


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               a)   226,731

               b)    55,000

               c)    18,500

               d)    29,410


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

               Not applicable.


          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.728%


          14.  TYPE OF REPORTING PERSON*

               EP and IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   AMENDMENT NO. 13

          CUSIP 269510103                                       Page 3 of 3

          ITEM 1.   SECURITY AND ISSUER.

               Common shares. Eagle Exploration Company, 1801 Broadway, Suite #700, Denver, CO 80202


          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a)  Norman K. Brown

                    (b)  3857 46th Ave. N.E.
                         Seattle, WA  98105

                    (c)  Physician
                         Norman K. Brown
                         Suite 808
                         801 Broadway
                         Seattle, WA  98122

                    (d)  Negative

                    (e)  Negative

                    (f)  Citizen of U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Personal funds; no borrowed funds; amount of funds used for purchases covered in this amendment equals $5,050.00.


          ITEM 4.   PURPOSE OF TRANSACTION.

               These shares have been purchased as an investment. The purchaser is of the opinion that the shares of many small oil and gas companies are undervalued in the marketplace and that those of Eagle Exploration Company are currently particularly undervalued.

               (a) Additional shares may be purchased from time to time, or the shares reported herein may be sold in part or in toto in the future.

               (b)  Not applicable.

               (c)  Not applicable.

               (d) No changes are currently proposed or contemplated; however, in the future, the purchaser reserves the right to request representation on that board of directors to represent his share ownership.

               (e) through (j)  Not applicable.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a)  329,641 shares owned, or 10.728% of 3,072,836 shares
                    outstanding; see cover page, Items 1, 2, 7, 11.

               (b)  See cover page Item 7.

               (c)  1.   Norman K. Brown purchased for the accounts named
                         in Item 1 of cover page:

                         2.  DATES      3.  NO. OF SHARES        4.  PRICE

                           5/16/97           20,000                 1/4

                    all transactions at brokerage firm, Freeman Welwood, Inc., P.O. Box 21886, Seattle, WA 98111.

               (d)  Not applicable

               (e)  Not applicable


          ITEM 6.   CONTRACTS, AGREEMENTS, ETC.

               Not applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None; not applicable.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED:  May 21, 1997               s/Norman K. Brown
                                             Norman K. Brown